UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Frontier Communications Parent, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

35909D109

(CUSIP Number)

Robert W. Reeder III

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Phone: (212) 558-4000

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A1, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 258,196

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 258,196

9	Aggregate Amount Beneficially Owned by Each Reporting Person 258,196

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares of Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s (as defined below) Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on May 5, 2023 (the “10-Q”).

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A2, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 92,590

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 92,590

9	Aggregate Amount Beneficially Owned by Each Reporting Person 92,590

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A3, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,604

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,604

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,604

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A4, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 280,859

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 280,859

9	Aggregate Amount Beneficially Owned by Each Reporting Person 280,859

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A5, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 308,635

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 308,635

9	Aggregate Amount Beneficially Owned by Each Reporting Person 308,635

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A6, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 172,837

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 172,837

9	Aggregate Amount Beneficially Owned by Each Reporting Person 172,837

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A7, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 312,782

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 312,782

9	Aggregate Amount Beneficially Owned by Each Reporting Person 312,782

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A8, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 314,191

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 314,191

9	Aggregate Amount Beneficially Owned by Each Reporting Person 314,191

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A9, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 295,057

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 295,057

9	Aggregate Amount Beneficially Owned by Each Reporting Person 295,057

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV A10, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 93,301

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 93,301

9	Aggregate Amount Beneficially Owned by Each Reporting Person 93,301

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF VI Frontier AIV B1, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,574,332

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,574,332

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,574,332

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 6.4%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ACOF Investment Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 17,724,384

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 17,724,384

9	Aggregate Amount Beneficially Owned by Each Reporting Person 17,724,384

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 7.2%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A1, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 105,592

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 105,592

9	Aggregate Amount Beneficially Owned by Each Reporting Person 105,592

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A2, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,032

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,032

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,032

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A3, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 830,837

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 830,837

9	Aggregate Amount Beneficially Owned by Each Reporting Person 830,837

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.3%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A4, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 281,844

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 281,844

9	Aggregate Amount Beneficially Owned by Each Reporting Person 281,844

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A5, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 167,160

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 167,160

9	Aggregate Amount Beneficially Owned by Each Reporting Person 167,160

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A6, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 292,124

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 292,124

9	Aggregate Amount Beneficially Owned by Each Reporting Person 292,124

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A7, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 289,417

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 289,417

9	Aggregate Amount Beneficially Owned by Each Reporting Person 289,417

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A8, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 238,026

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 238,026

9	Aggregate Amount Beneficially Owned by Each Reporting Person 238,026

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A9, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 360,644

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 360,644

9	Aggregate Amount Beneficially Owned by Each Reporting Person 360,644

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A10, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 259,665

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 259,665

9	Aggregate Amount Beneficially Owned by Each Reporting Person 259,665

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV A11, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 245,236

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 245,236

9	Aggregate Amount Beneficially Owned by Each Reporting Person 245,236

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Frontier AIV B1, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 9,597,579

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 9,597,579

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,597,579

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 3.9%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II Frontier Holdings 1 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,486,906

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,486,906

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,486,906

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.6%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II Frontier Holdings 2 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 71,667

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 71,667

9	Aggregate Amount Beneficially Owned by Each Reporting Person 71,667

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II Frontier Holdings 3 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 79,823

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 79,823

9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,823

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II Frontier Holdings 4 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 77,365

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 77,365

9	Aggregate Amount Beneficially Owned by Each Reporting Person 77,365

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II Frontier Holdings 5 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 76,622

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 76,622

9	Aggregate Amount Beneficially Owned by Each Reporting Person 76,622

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II Frontier Holdings 6 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 81,200

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 81,200

9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,200

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II Frontier Holdings 7 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 81,401

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 81,401

9	Aggregate Amount Beneficially Owned by Each Reporting Person 81,401

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II A (DE) Frontier Holdings 1 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 356,191

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 356,191

9	Aggregate Amount Beneficially Owned by Each Reporting Person 356,191

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.2%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF II A (DE) Frontier Holdings 2 L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 13,107

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 13,107

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,107

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 **0.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

** Denotes less than

CUSIP No. 35909D109

1	Names of Reporting Persons ASOF Investment Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 15,010,438

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 15,010,438

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,010,438

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 6.1%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASSF IV AIV B Holdings III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,694,243

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,694,243

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,694,243

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 1.1%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASSF IV AIV B, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,348,289

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,348,289

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,289

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.2%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons ASSF Operating Manager IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,348,289

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,348,289

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,348,289

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.2%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons Ares Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 38,105,498

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 38,105,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,105,498

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 15.5%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons Ares Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 38,105,498

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 38,105,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,105,498

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 15.5%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 38,105,498

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 38,105,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,105,498

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 15.5%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons Ares Management Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 38,105,498

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 38,105,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,105,498

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 15.5%*

12	Type of Reporting Person CO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons Ares Voting LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 38,105,498

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 38,105,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,105,498

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 15.5%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 38,105,498

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 38,105,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,105,498

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 15.5%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

CUSIP No. 35909D109

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 38,105,498

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 38,105,498

9	Aggregate Amount Beneficially Owned by Each Reporting Person 38,105,498

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 15.5%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 245,354,000 shares Common Stock outstanding as of May 3, 2023, as disclosed in the Issuer’s 10-Q.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Frontier Communications Parent, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 401 Merritt 7, Norwalk, Connecticut, 06851. The Reporting Persons (as defined below) are filing this Schedule 13D to provide the flexibility to potentially engage in the future in one or more of the activities described below in Item 4.

Item 2. Identity and Background

(a) This statement is being filed jointly by: (i) ACOF VI Frontier AIV A1, L.P. (“ACOF VI Frontier AIV A1”), (ii) ACOF VI Frontier AIV A2, L.P. (“ACOF VI Frontier AIV A2”), (iii) ACOF VI Frontier AIV A3, L.P. (“ACOF VI Frontier AIV A3”), (iv) ACOF VI Frontier AIV A4, L.P. (“ACOF VI Frontier AIV A4”), (v) ACOF VI Frontier AIV A5, L.P. (“ACOF VI Frontier AIV A5”), (vi) ACOF VI Frontier AIV A6, L.P. (“ACOF VI Frontier AIV A6”), (vii) ACOF VI Frontier AIV A7, L.P. (“ACOF VI Frontier AIV A7”), (viii) ACOF VI Frontier AIV A8, L.P. (“ACOF VI Frontier AIV A8”), (ix) ACOF VI Frontier AIV A9, L.P. (“ACOF VI Frontier AIV A9”), (x) ACOF VI Frontier AIV A10, L.P. (“ACOF VI Frontier AIV A10”), (xi) ACOF VI Frontier AIV B1, L.P. (“ACOF VI Frontier AIV B1”, together with the foregoing entities, the “ACOF Funds”), (xii) ASOF Frontier AIV A1, L.P. (“ASOF Frontier AIV A1”), (xiii) ASOF Frontier AIV A2, L.P. (“ASOF Frontier AIV A2”), (xiv) ASOF Frontier AIV A3, L.P. (“ASOF Frontier AIV A3”), (xv) ASOF Frontier AIV A4, L.P. (“ASOF Frontier AIV A4”), (xvi) ASOF Frontier AIV A5, L.P. (“ASOF Frontier AIV A5”), (xvii) ASOF Frontier AIV A6, L.P. (“ASOF Frontier AIV A6”), (xviii) ASOF Frontier AIV A7, L.P. (“ASOF Frontier AIV A7”), (xix) ASOF Frontier AIV A8, L.P. (“ASOF Frontier AIV A8”), (xx) ASOF Frontier AIV A9, L.P. (“ASOF Frontier AIV A9”), (xxi) ASOF Frontier AIV A10, L.P. (“ASOF Frontier AIV A10”), (xxii) ASOF Frontier AIV A11, L.P. (“ASOF Frontier AIV A11”), (xxiii) ASOF Frontier AIV B1, L.P. (“ASOF Frontier AIV B1”, and together with ASOF Frontier AIV A1, ASOF Frontier AIV A2, ASOF Frontier AIV A3, ASOF Frontier AIV A4, ASOF Frontier AIV A5, ASOF Frontier AIV A6, ASOF Frontier AIV A7, ASOF Frontier AIV A8, ASOF Frontier AIV A9 and ASOF Frontier AIV A10, the “ASOF Funds”), (xxiv) ASOF II Frontier Holdings 1 L.P. (“ASOF II Frontier Holdings 1”), (xxv) ASOF II Frontier Holdings 2 L.P. (“ASOF II Frontier Holdings 2”), (xxvi) ASOF II Frontier Holdings 3 L.P. (“ASOF II Frontier Holdings 3”), (xxvii) ASOF II Frontier Holdings 4 L.P. (“ASOF II Frontier Holdings 4”), (xxviii) ASOF II Frontier Holdings 5 L.P. (“ASOF II Frontier Holdings 5”), (xxix) ASOF II Frontier Holdings 6 L.P. (“ASOF II Frontier Holdings 6”), (xxx) ASOF II Frontier Holdings 7 L.P. (“ASOF II Frontier Holdings 7”), (xxxi) ASOF II A (DE) Frontier Holdings 1 L.P. (“ASOF II A (DE) Frontier Holdings 1”), (xxxii) ASOF II A (DE) Frontier Holdings 2 L.P. (“ASOF II A (DE) Frontier Holdings 2”, and together with ASOF II Frontier Holdings 1, ASOF II Frontier Holdings 2, ASOF II Frontier Holdings 3, ASOF II Frontier Holdings 4, ASOF II Frontier Holdings 5, ASOF II Frontier Holdings 6, ASOF II Frontier Holdings 7 and ASOF II A (DE) Frontier Holdings 1, the “ASOF II Funds”), (xxxiii) ASSF IV AIV B Holdings III, L.P. (“ASSF IV AIV B Holdings III”), (xxxiv) ASSF IV AIV B, L.P. (“ASSF IV AIV B”, and together with ASSF IV AIV B Holdings III, the “ASSF Funds”), (xxxv) ACOF Investment Management LLC (“ACOF Investment Management”), (xxxvi) ASOF Investment Management LLC (“ASOF Investment Management”), (xxxvii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (xxxviii) Ares Management LLC, (xxxix) Ares Management Holdings L.P. (“Ares Management Holdings”), (xxxx) Ares Holdco LLC (“Ares Holdco”), (xxxxi) Ares Management Corporation (“Ares Management”), (xxxxii) Ares Management GP LLC (“Ares Management GP”), (xxxxiii) Ares Voting LLC (“Ares Voting”) and (xxxxiv) Ares Partners Holdco LLC (“Ares Partners”, and together with the ACOF Funds, the ASOF Funds, the ASOF II Funds, the ASSF Funds, ACOF Investment Management, ASOF Investment Management, ASSF Operating Manager IV, Ares Management LLC, Ares Management Holdings, Ares Holdco, Ares Management, Ares Management GP and Ares Voting, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 26, 2023, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons, the Board Members (as defined below) and the other individuals set forth in Schedule A of this Schedule 13D (such other individuals, together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. Ares Partners is the sole member of each of Ares Voting and Ares Management GP, which are respectively the holders of the Class B and Class C common stock of Ares Management, which common stock allows them, collectively, to generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. Ares Management is the sole member of Ares Holdco, which is the general partner of Ares Management Holdings, which is the sole member of Ares Management LLC, which is: (a) the sole member of ACOF Investment Management, which is the manager of each of the ACOF Funds; (b) the sole member of ASOF Investment Management, which is the manager of each of the ASOF Funds and the ASOF II Funds; and (c) the general partner of ASSF Operating Manager IV, which is the manager of each of the ASSF Funds. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over Board Members’ decisions.

Each of the Reporting Persons (other than the ACOF Funds, the ASOF Funds, the ASOF II Funds and the ASSF Funds, with respect to the Common Stock held directly by the ACOF Funds, the ASOF Funds, the ASOF II Funds and the ASSF Funds, as applicable), the Managers, and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons, expressly disclaim beneficial ownership of the Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(d) During the last five years, none of the Reporting Persons or the Managers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule A, hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

On April 14, 2020, the Issuer and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Code, 11 U.S.C. §§ 101-1532 in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On August 21, 2020, the Issuer filed the Fifth Amended Debtors’ Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court (the “Plan”). On August 21, 2020, the Bankruptcy Court entered an order confirming the Plan. On April 30, 2021 (the “Effective Date”), the conditions to effectiveness of the Plan were satisfied or waived and the Issuer emerged from Chapter 11. Pursuant to the Plan and the Confirmation Order, the Issuer issued certain shares of Common Stock to the ACOF Funds, the ASOF Funds and the ASSF Funds in exchange for debt held by the funds prior to the filing of the Issuer’s voluntary bankruptcy petition.

As of the date that this Schedule 13D is filed, the Reporting Persons may be deemed to beneficially own 38,105,498 shares of Common Stock. The ACOF Funds, the ASOF Funds and the ASSF Funds received 35,182,745 shares of Common Stock pursuant to the Issuer’s Plan and Confirmation Order. Ares Management LLC may be deemed to beneficially own 22,387 shares of Common Stock in connection with its role as a sub-advisor for two entities that received such shares in exchange for previously held debt in connection with the Plan and Confirmation Order. The ACOF Funds and ASOF II Funds purchased the remaining 2,900,366 shares of Common Stock in the open market after the Effective Date.

Item 4. Purpose of Transaction

This Item 4 is subject to, and qualified by reference to, the Agreement (as described and defined in Item 6). The Reporting Persons and their respective representatives may engage, from time to time, in discussions with the Issuer’s management and/or the board of directors of the Issuer (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, performance, financial matters, capital structure, corporate expenses, status of projects, market positioning and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer and including the seeking of consents required by the Agreement), and, subject to any then-applicable limits in the Agreement, may engage and/or intend to engage, from time to time, in discussions with other current or prospective holders of Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Common Stock or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), providers of letters of credit and surety bonds, operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer, including in connection with an acquisition or other strategic transaction involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  These discussions may encompass a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries (and potentially involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), and any regulatory or legal filings, clearances, approvals or waivers, or Issuer or Board consents, relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.  The Reporting Persons intend to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters and may take other steps seeking to bring about changes with respect to the Issuer as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may also take steps to explore or prepare for various plans, proposals or actions, or propose transactions, regarding any of the foregoing matters, before forming an intention to engage in any such plans, proposals or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Persons may in the future, subject to any then-applicable limits in the Agreement, take such actions with respect to their investment in the Issuer as they deem appropriate, including the actions and matters described in the preceding paragraph, acquiring, or causing to be acquired, additional Securities, including taking a control position in one or more of the Securities, or disposing of, or causing to be disposed, some or all of the Securities beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, modifying or seeking to modify the terms of any Securities held by them, including through refinancing such Securities, entering into derivatives transactions and other agreements or instruments that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, forming joint ventures with the Issuer or with third parties with respect to the Issuer, its assets or Securities or its subsidiaries, providing debt or equity financing or other forms of capital to the Issuer or to potential strategic partners or acquirers of the Issuer, pledging their interest in Securities as a means of obtaining liquidity or as credit support for loans or other extensions of credit, entering into strategic or other transactions involving the Issuer, its assets or Securities or its subsidiaries or their assets and one or more of the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer, including transactions involving a take-private transaction of the Issuer or acquisition by the Issuer or its subsidiaries of all or a portion of the securities or assets of a portfolio company of the Reporting Persons and/or their affiliates, or forming, making or undertaking other purposes, plans or proposals regarding the Issuer or any of its Securities or its subsidiaries, businesses or assets. If the Reporting Persons were to acquire additional Securities, the Reporting Persons’ ability to influence the Issuer’s management, the Board or the policies of the Issuer may increase.

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of the date that this Schedule 13D is filed: (i) ACOF VI Frontier AIV A1 directly holds 258,196 shares of Common Stock; (ii) ACOF VI Frontier AIV A2 directly holds 92,590 shares of Common Stock; (iii)  ACOF VI Frontier AIV A3 directly holds 21,604 shares of Common Stock; (iv) ACOF VI Frontier AIV A4 directly holds 280,859 shares of Common Stock; (v) ACOF VI Frontier AIV A5 directly holds 308,635 shares of Common Stock; (vi) ACOF VI Frontier AIV A6 directly holds 172,837 shares of Common Stock; (vii) ACOF VI Frontier AIV A7 directly holds 312,782 shares of Common Stock; (viii) ACOF VI Frontier AIV A8 directly holds 314,191 shares of Common Stock; (ix) ACOF VI Frontier AIV A9 directly holds 295,057 shares of Common Stock; (x) ACOF VI Frontier AIV A10 directly holds 93,301 shares of Common Stock; (xi) ACOF VI Frontier AIV B1 directly holds 15,574,332 shares of Common Stock; (xii) ASOF Frontier AIV A1 directly holds 105,592 shares of Common Stock; (xiii) ASOF Frontier AIV A2 directly holds 18,032 shares of Common Stock; (xiv) ASOF Frontier AIV A3 directly holds 830,837 shares of Common Stock; (xv) ASOF Frontier AIV A4 directly holds 281,844 shares of Common Stock; (xvi) ASOF Frontier AIV A5 directly holds 167,160 shares of Common Stock; (xvii) ASOF Frontier AIV A6 directly holds 292,124 shares of Common Stock; (xviii) ASOF Frontier AIV A7 directly holds 289,417 shares of Common Stock; (xix) ASOF Frontier AIV A8 directly holds 238,026 shares of Common Stock; (xx) ASOF Frontier AIV A9 directly holds 360,644 shares of Common Stock; (xxi) ASOF Frontier AIV A10 directly holds 259,665 shares of Common Stock; (xxii) ASOF Frontier AIV A11 directly holds 245,236 shares of Common Stock; (xxiii) ASOF Frontier AIV B1 directly holds 9,597,579 shares of Common Stock; (xxiv) ASOF II Frontier Holdings 1 directly holds 1,486,906 shares of Common Stock, (xxv) ASOF II Frontier Holdings 2 directly holds 71,667 shares of Common Stock, (xxvi) ASOF II Frontier Holdings 3 directly holds 79,823 shares of Common Stock, (xxvii) ASOF II Frontier Holdings 4 directly holds 77,365 shares of Common Stock, (xxviii) ASOF II Frontier Holdings 5 directly holds 76,622 shares of Common Stock, (xxix) ASOF II Frontier Holdings 6 directly holds 81,200 shares of Common Stock, (xxx) ASOF II Frontier Holdings 7 directly holds 81,401 shares of Common Stock, (xxxi) ASOF II A (DE) Frontier Holdings 1 directly holds 356,191 shares of Common Stock; (xxxii) ASOF II A (DE) Frontier Holdings 2 directly holds 13,107 shares of Common Stock; (xxxiii) ASSF IV AIV B Holdings III directly holds 2,694,243 shares of Common Stock and (xxxiv) ASSF IV AIV B directly or indirectly holds 5,348,289 shares of Common Stock. The Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by the ACOF Funds, the ASOF Funds, the ASOF II Funds and the ASSF Funds.

See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Common Stock and the percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons, as to which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. Within the past 60 days, the ACOF Funds and the ASOF II Funds purchased Common Stock in the transactions set forth in Exhibit 1 attached to this Schedule 13D, which is incorporated by reference into this Item 5(c) in its entirety. Except as set forth in Exhibit 1 attached to this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock within the past 60 days.

(d) Certain Rights of Other Persons. Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 2, 2023, the Issuer entered into an agreement (the “Agreement”) with Ares Management LLC, ACOF Investment Management, ASOF Investment Management and ASSF Operating Manager IV, on behalf of themselves and certain of their affiliates specified in the Agreement (collectively, “Ares”), as a result of constructive discussions between the Issuer and Ares following its stock purchases between March 13, 2023 and March 29, 2023. As of the date of the Agreement, Ares beneficially owned 37,094,654 shares, or approximately 15.1%, of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on February 21, 2023.

Pursuant to the Agreement, Ares has agreed that, without the prior written consent of the Issuer, it will not directly or indirectly: (i) acquire, in the aggregate, beneficial ownership of more than 20.0% of the outstanding shares of Common Stock; (ii) enter into any commitment, agreement or arrangement with any third party regarding (x) any merger, acquisition, amalgamation, tender offer or exchange offer that requires approval of the Issuer’s stockholders, (y) any recapitalization, restructuring, reorganization, spin-off or similar transaction, in each case outside of the ordinary course of business and involving all or substantially all of the consolidated assets of the Issuer and its subsidiaries or (z) a sale of all or substantially all of the consolidated assets of the Issuer and its subsidiaries (clauses (x), (y) and (z), collectively, an “Extraordinary Transaction”), including any club, partnership or joint-bid with any third party with respect to an Extraordinary Transaction; (iii) initiate or otherwise publicly support any proxy contest or hostile tender offer or exchange offer with respect to any director election, change in the number or terms of directors, change in management or Extraordinary Transaction; (iv) form, join or otherwise participate in a “group” within the meaning of Section 13(d)(3) of the Act with respect to any voting securities of the Issuer; or (v) publicly propose any Extraordinary Transaction or publicly disclose an intent to propose any Extraordinary Transaction.

The Agreement will terminate on the later of (i) March 1, 2024 and (ii) the 10th business day following the date on which Ares beneficially owns no more than 15.0% of the outstanding shares of Common Stock, provided that Ares does not hold more than 15.0% of the outstanding shares of Common Stock at any point during such 10 business day period. The restrictions set forth in the Agreement will also automatically terminate upon the earliest of (a) the public announcement by the Issuer of a definitive agreement providing for an Extraordinary Transaction, (b) the close of business on the 10th business day following the date of a public proposal by a third party for an Extraordinary Transaction if the Issuer’s board of directors has not publicly made a recommendation to the Issuer’s shareholders with respect thereto as of such time and (c) the filing by the Issuer or any of its “significant subsidiaries” (as defined for purposes of Regulation S-X promulgated by the SEC) of a bankruptcy petition under any applicable law.

The foregoing description of the material terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Trading Data
Exhibit 2	Agreement, dated April 2, 2023, between the Issuer and Ares Management, ACOF Investment Management, ASOF Investment Management and ASSF Operating Manager IV, on behalf of themselves and certain of their affiliates specified in the Agreement.
Exhibit 99.1	Joint Filing Agreement, dated as of May 26, 2023, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2023

Ares Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF Investment Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Investment Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASSF Operating Manager IV, L.P.

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A1, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A2, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A3, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A4, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A5, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A6, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A7, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A8, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A9, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV A10, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF VI Frontier AIV B1, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A1, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A2, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A3, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A4, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A5, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A6, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A7, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A8, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A9, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A10, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV A11, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF Frontier AIV B1, L.P.
By: ASOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASSF IV AIV B Holdings III, L.P.
By: ASSF Operating Manager IV, L.P., its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASSF IV AIV B, L.P.
By: ASSF Operating Manager IV, L.P., its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II FRONTIER HOLDINGS 1 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II FRONTIER HOLDINGS 2 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II FRONTIER HOLDINGS 3 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II FRONTIER HOLDINGS 4 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II FRONTIER HOLDINGS 5 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II FRONTIER HOLDINGS 6 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II FRONTIER HOLDINGS 7 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II A (DE) FRONTIER HOLDINGS 1 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ASOF II A (DE) FRONTIER HOLDINGS 2 L.P.
By: ASOF INVESTMENT MANAGEMENT LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Trading Data
Exhibit 2	Agreement, dated April 2, 2023, between the Issuer and Ares Management, ACOF Investment Management, ASOF Investment Management and ASSF Operating Manager IV, on behalf of themselves and certain of their affiliates specified in the Agreement.
Exhibit 99.1	Joint Filing Agreement, dated as of May 26, 2023, by and among the Reporting Persons.